Diesel Beverages LLC
FINANCIAL STATEMENTS
For the fiscal year ended December 31, 2021 and 2020

(unaudited)

Balance Sheet

As of Dec 31

			2021	**2020**
		ASSETS		
Current Assets				
	Cash and cash equivalents		$75,000	0
	Prepaid expenses		$0	0
	Accounts receivable		$0	0
	Inventory			0
	Finished products		$15,500	0
	Raw Goods		$425,000	0
Other Assets			$75,000	
		TOTAL CURRENT ASSETS	**$590,500**	
		TOTAL ASSETS	**$590,500**	

		LIABILITIES AND SHAREHOLDERS EQUITY		
CURRENT LIABILITIES				
	Accounts payable		$14,750	0
	Notes Payable			
	Short Term		$75,000	0
	Long Term		$350,000	$350,000
		TOTAL LIABILITIES	$439,750	
SHAREHOLDERS' EQUITY				
	Capital Stock	1,000,000 at .001	$1,000	0
	Additional Paid in Capital		$0	
	Retained Earnings		$0	
	Shareholder Equity		$149,750	
		TOTAL LIABILITIES AND SHAREHOLDER EQU	**$590,500**	

*Longterm note is from founders debt starting in 2019

Statement of Operations

		As of Dec 31		2021	2020
Operating income					
	Revenue			$1,230	0
	Cost of Goods Sold			$615	0
Gross Profit				$615	0
Operating Expenses					
	Advertising & Marketing			$1,250	0
	Bank Charges & Fees			$100	0
	Legal & Professional Services			$13,500	0
	Office Supplies & Software			$2,400	0
	Rent & Lease			$24,000	0
	Salaries & Wages				0
	Contract Labor				0
	Travel			$3,500	0
	Utilities			$17,500	0
	TOTAL			$62,250	
Net Income				**-$61,635**	

Consolidated Statement of Equity

				COMMON STOCK_		PREFERRED STOCK					
				shares	amount	shares	amount	Additio	Retained Earnings		Total
								Paid in	(accumulated deficit)		
BEGINNING BALANCE, Jan 2021 (INCEPTION)											1000
	Contributions			1,000,000	1000	0	0				
	Other comprehensive gain/(loss)										
	Net income								-61635		-61635
ENDING BALANCE, DECEMBER 31, 2021				1,000,000	1000						-60635

Statement of Cash Flows

		2021	2020
Cash Flows From Operating Activities			
	Net Income (Loss) For The Period	-$61,635	0
	Change in Prepaid Expenses	$0	0
	Change in Payables	$12,750	
	Net Cash Flows From Operating Activities	-$48,885	
Cash Flows From Financing Activities			
	Company Loans	$75,000	0
	Net Cash Flows From Financing Activities	$75,000	
	Cash at Beginning of Period	$0	0
	Net Increase (Decrease) In Cash	-$72,000	0
	Cash at End of Period	$26,115	

Diesel Beverages LLC

NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. Organizational Purpose

Diesel Beverages LLC (the company) is a Colorado State LLC. The company creates beverage and beverage ingredients from hemp which contain no CBD or THC.

2. Summary of significant accounting policies
    a. Basis of accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

    b. Fiscal Year

52 week fiscal year ending Dec 31

    c. Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

d. Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e. Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Subsequent Events

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.